UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-51337

CUSIP Number:  02639J1030

Check One:     | | Form 10-K     |x| Form 20-F     | | Form 11-K     | | Form 10-Q     | | Form 10-D     | | Form N-CSR     | | Form NSAR

For the period ended: December 31, 2008

|  |  Transition Report on Form 10-K
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q
|  |  Transition Report on Form NSAR

For the transition period ended:  Not Applicable

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: American Goldrush Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office: 11215 Jasper Avenue, Suite 505, Edmonton, Alberta T5K 0L5

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Goldrush Corp. (the "Company") could not complete the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 due to unforeseen electronic difficulties encounter by our Filing Agent.   The delay was outside the control of the Company.  Our Form 20-F was filed on June 30, 2009 after the close of business (5:30pm eastern) and therefore posted on EDGAR as of July 1, 2009.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Paul Noland	780	628-2518
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [X] No [  ]

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes [  ] No [X]

PLEASE CHECK APPROPRIATE BOX If yes, provide a brief explanation in the highlighted section below.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN GOLDRUSH CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2009
AMERICAN GOLDRUSH CORP.

By: /s/ Paul Noland
Name: Paul Noland
Title: President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

June 30, 2009

Board of Directors/Audit Committee
American Goldrush Corp.

RE:     Form 20-F Edgar Transmission

We were not able to transmit your Form 20-F for the year 12/31/08 today due to unforeseen technical difficulties with our internet connection.  Specifically, we made several attempts to transmit your filing beginning approximately 1:30pm Eastern time.  While we were able to connect to and login to the SEC EDGAR Filing site, each attempt failed due to unknown errors.  After repeated calls to our technical support professionals and the SEC Filer Support staff we determined that a router on our system was malfunctioning.  We have now corrected the problem, however, not before the 5:30pm eastern time cutoff.  As such, your filing will be posted on EDGAR first thing July 1, 2009.

Sincerely;

/s/ Barry D. Loveless